UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

Commission File Number 333-197114

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

First Bancorp Employees’ 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Bancorp
300 SW Broad Street
Southern Pines, NC 28387

First Bancorp Employees’ 401(k) Savings Plan
INDEX

Page

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 31, 2020 and 2019	4

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2020	5

Notes to the Financial Statements	6

Supplemental Schedule*:

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Signature	13

Exhibit Index	14

* All other schedules required by Section 2520.103-10 of the U.S. Department of Labor’s rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants
First Bancorp Employees’ 401(k) Savings Plan
Southern Pines, North Carolina

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the First Bancorp Employees’ 401(k) Savings Plan (the “Plan”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2020, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BDO USA, LLP

We have served as the Plan’s auditor since 2020.

Raleigh, North Carolina

June 21, 2021

First Bancorp Employees' 401(k) Savings Plan
Statements of Net Assets Available for Benefits
As of December 31, 2020 and 2019

	2020	2019

Assets
Investments, at fair value	$105,149,792	$94,685,750

Receivables
Notes receivable from participants	1,981,969	1,998,581
Other receivables	—	19,931
Total receivables	1,981,969	2,018,512
Total assets	107,131,761	96,704,262

Net assets available for benefits	$107,131,761	$96,704,262

See Accompanying Notes to Financial Statements

First Bancorp Employees' 401(k) Savings Plan
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2020

Additions:
Investment income
Net appreciation in fair value of investments	$7,034,364
Dividends and interest	2,629,418
9,663,782
Interest income on notes receivable from participants	107,844
Contributions
Participant	5,642,055
Employer	4,333,101
Rollover	210,003
10,185,159

Total additions	19,956,785

Deductions:
Benefits paid to participants	9,440,629
Administrative expenses	88,657
Total deductions	9,529,286

Net increase	10,427,499

Net assets available for benefits, beginning of year	96,704,262
Net assets available for benefits, end of year	$107,131,761

See Accompanying Notes to Financial Statements

First Bancorp Employees’ 401(k) Savings Plan
Notes to the Financial Statements

Note 1.    Description of the Plan

The following description of the First Bancorp Employees’ 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General:
The Plan is a defined contribution plan covering all employees of First Bancorp (the “Company”, “Plan Sponsor”, or “Employer”), except union and part time employees with less than 1,000 hours of service, who are age 21 or older, beginning on the employment commencement date. First Bank, a wholly owned subsidiary of the Company, serves as the Plan administrator. The Plan is subject to provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Contributions:
Employees electing participation in the Plan may contribute up to the annual Internal Revenue Service (“IRS”) deferral limit, pursuant to a salary reduction agreement. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant.

The Plan allows for Roth elective deferrals. The Roth deferrals are included in a participant’s ordinary taxable income and are maintained in a separate account from pre-tax deferrals. Earnings on a participant’s Roth account accumulate on a tax free basis. Plan participants may elect all pre-tax, all Roth, or a combination of elective deferrals each pay period. In addition, the Plan accepts direct rollovers from other Roth 401(k) accounts. Upon hardship withdrawals, an employee’s Roth account is distributed last.

The Company has elected a safe harbor match and contributes 100% of the first 6% of participant deferrals. Employer safe harbor matching contributions totaled approximately $4.3 million in 2020. The Company may make additional discretionary contributions to the Plan to be allocated amongst participants. The Company made no discretionary contributions for the 2020 Plan year. Employer contributions are invested according to the same investment elections each participant has established for their deferral contributions. Contributions are subject to certain IRS limitations.

Participant accounts:
Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contributions and Company matching contributions, as well as allocations of the Company’s discretionary contributions and Plan earnings. Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the amount in the participant's vested account.

Vesting:
Participants are vested immediately in their contributions plus actual earnings thereon. Vesting in the Company’s matching contribution portion and discretionary contribution portion of their accounts is also immediate.

Notes receivable from participants:
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Only one loan may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. The loans are secured by the balance in the participant’s account and bear interest at rates that are commensurate with the prime rate plus 1.00%, as fixed at inception of the loan. All loans currently bear interest rates between 4.25% and 6.50%. Principal and interest are paid ratably through bi-weekly payroll deductions.

Payment of benefits:
On termination of service, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account in either a lump sum, other installment options as provided by the Plan, or may be kept in the Plan. If a participant’s vested account is less than $5,000, the participant will receive a lump‑sum distribution as soon as practical following termination. Any distribution greater than $1,000 and less than $5,000 that is made to the participant without the participant’s consent before the participant’s normal retirement age will be rolled over to an individual retirement plan designated by the Plan Administrator. Hardship distributions are permitted upon demonstration of financial hardship. All fully vested balances are available for distribution after the participant reaches the age of 59 ½. In the event of the death of a participant, the Company’s contributions to the participant are considered to be 100% vested, and the total account shall be paid to the participant’s beneficiary.

CARES Act:
On March 27, 2020, the “Coronavirus Aid, Relief, and Economic Security (CARES) Act” was signed into law. The CARES Act, among other things, includes several relief provisions available to tax-qualified retirement plans and their participants. Plan management has evaluated the relief provisions available to plan participants under the CARES Act and implemented the following provisions:
a.Special coronavirus distributions up to $100,000.
b.Extended the period for loan repayments, if applicable, up to one year.

Forfeited accounts:
At December 31, 2020 and 2019, forfeited non-vested accounts totaled $1,257 and $284, respectively.  Forfeited non-vested accounts are used to reduce future employer contributions or pay administrative expenses. During 2020, no forfeited non-vested accounts were used to reduce employer contributions.

Note 2.    Summary of Significant Accounting Policies

Basis of accounting:
The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Use of estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Investment valuation and income recognition:
The Plan's investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan’s management determines the Plan’s valuation policies utilizing information provided by the investment advisors. See Note 3 for discussion of fair value measurements.

The Revenue Credit Program provides income in situations where recordkeeping revenue earned in connection with plan services exceeds agreed-upon compensation. Fidelity will deposit any excess revenue, regardless of source, in a plan-level suspense account (i.e. Revenue Credit Account) in the Plan. The Plan Administrator can then direct Fidelity to pay qualified plan-level expenses or allocate unused credit to eligible participants via funds from the Revenue Credit Account. At December 31, 2020 and 2019, revenue credit accounts totaled $6,219 and $4,098, respectively. The Plan did not utilize any credits during 2020.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes receivable from participants:
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of benefits:
Benefit payments are recorded when paid.

Expenses:
All reasonable expenses of administering the Plan are either charged to participants and paid out of the Plan or paid by the Company. Expenses paid by the Company are not included in the Plan’s financial statements. Fees related to participant requested transactions are charged to the participant’s account. All other administrative fees are charged on a pro-rata basis based upon account balances of participants. Investment related expenses are presented net of net appreciation in the fair value of investments on the Statement of Changes in Net Assets Available for Benefits.

Note 3.    Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described as follows:

Level 1:    Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:     Inputs to the valuation methodology include:
•Quoted prices for similar assets or liabilities in active markets;
•Quoted prices for identical or similar assets or liabilities in inactive markets;
•Inputs other than quoted prices that are observable for the asset or liability;
•Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2020 and 2019.

Money market fund: Valued at net asset value (“NAV”) of $1 per share. The money market fund is invested in the Fidelity Government Money Market Fund. The Plan invests in the money market fund to provide daily liquidity.

Common collective trust fund: Valued at NAV. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported NAV. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment adviser reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. This investment is a direct filing entity.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The following table sets forth by level, within the fair value hierarchy, the Plan’s fair value measurements as of December 31, 2020 and 2019.

	December 31, 2020
	Level 1	Level 2	Level 3	Total

Money market fund	$—	$1,196,842	$—	$1,196,842
Mutual funds	80,655,504	—	—	80,655,504
Common stock	14,774,030	—	—	14,774,030
Total assets included in the fair value hierarchy	$95,429,534	$1,196,842	$—	96,626,376
Investments measured at NAV (a)				8,523,416
Total investments at fair value				$105,149,792

	December 31, 2019
	Level 1	Level 2	Level 3	Total

Money market fund	$—	$348,795	$—	$348,795
Mutual funds	68,715,893	—	—	68,715,893
Common stock	18,017,147	—	—	18,017,147
Total assets included in the fair value hierarchy	$86,733,040	$348,795	$—	87,081,835
Investments measured at NAV (a)				7,603,915
Total investments at fair value				$94,685,750

(a)Investments reported at NAV as a practical expedient to estimate fair value include a common collective trust fund. The investment has not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to investments at fair value presented in the Statements of Net Assets Available for Benefits.

The following table for December 31, 2020 and 2019 sets forth a summary of the Plan's investments reported at NAV as a practical expedient to estimate fair value:

	December 31, 2020
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
Common collective trust fund	$8,523,416	$—	(b)	(b)

	December 31, 2019
Investment	Fair Value	Unfunded commitment	Redemption frequency	Redemption notice period
Common collective trust fund	$7,603,915	$—	(b)	(b)

(b)The NAV of the common collective trust fund (the “Fund”) is determined each business day (valuation date) by the fund trustee. Contributions to the Fund may be made daily at the current NAV and are considered as made immediately after the daily valuation. Withdrawals from the Fund for benefit payments and participant transfers to noncompeting options to be paid to plan participants shall be made within 30 days after written notification has been received and are considered as made immediately after the next valuation date subsequent to the fund trustee's approval.

Withdrawals, other than for benefit payments and participant transfers to noncompeting options, require a twelve month advance written notice. Included in this advance written notice requirement are full or partial withdrawals of assets invested in the Fund resulting from plan sponsor directed actions.

Note 4.    Related Party and Party-In-Interest Transactions

The trustee and recordkeeper of the Plan is Fidelity Management Trust Company (“Fidelity”). Certain Plan investments are managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees incurred by the Plan for the investment management services are included in net appreciation in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. The Plan made direct payments to the third party administrator totaling $88,657 which were not covered by revenue sharing. The Company pays directly any other fees related to the Plan’s operations.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan.

Investments in First Bancorp Common Stock represent investment in shares of common stock of First Bancorp, the Plan Sponsor. The Plan received dividend income of $328,421 and recognized $2,591,175 of net depreciation in the fair value of the investment in the Company’s common stock in 2020. As of December 31, 2020, the Plan held 436,677 shares of First Bancorp Common Stock with a cost basis of $9,748,818. As of December 31, 2019, the Plan held 451,415 shares of First Bancorp Common Stock with a cost basis of $10,096,687.

Participants may borrow from their fund accounts and these loans are considered party-in-interest transactions.

Note 5.    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Note 6.    Tax Status

The Company has adopted the Plan based on a prototype plan document sponsored by Fidelity. Fidelity has received an opinion letter from the IRS dated March 31, 2014 that states that the form of the prototype plan is acceptable under Section 401 of the Internal Revenue Code (“IRC”). The Plan has been amended since the date of the IRS opinion letter on the prototype plan. While the Plan cannot rely on the IRS opinion letter, the Company and the Plan administrator believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the related taxing authorities. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 7.    Risks and Uncertainties

Concentration of market risk:
The Plan invests certain Plan assets in the Company’s common stock. These investments comprised approximately 13.8% and 18.6% of Plan net assets at December 31, 2020 and 2019, respectively. It is reasonably possible that a decline in the value of the Company’s common stock could occur and that such a change could severely impact participant account balances and the amounts reported on the Statements of Net Assets Available for Benefits. At December 31, 2020 and 2019, the Plan held $14,774,030 and $18,017,147, respectively, in the Company’s common stock.

Other risks:
The Plan invests in various investment securities which are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

On January 30, 2020, the World Health Organization (“WHO”) announced a global health emergency because of a new strain of coronavirus originating in Wuhan, China (the “COVID-19 outbreak”) and the risks the international community as the virus spreads globally beyond its point of origin. In March 2020, the WHO classified the COVID-19 outbreak as a pandemic, based on the rapid increase in exposure globally.

The full impact of the COVID-19 outbreak continues to evolve as of the date of this report. This pandemic has adversely affected global economic activity and greatly contributed to significant deterioration and instability in financial markets. Because the values of the Plan’s individual investments have and will fluctuate in response to changing market conditions, the amount of losses that will be recognized in subsequent periods, inf any, and related impact on the Plan’s liquidity cannot be determined at this time.

Note 8.    Subsequent Events

The Plan has evaluated events and transactions for potential recognition or disclosure through the date the financial statements were issued. No events have occurred that require adjustment to or disclosure in the financial statements of the Plan.

First Bancorp Employees' 401(k) Savings Plan EIN; 56-1421916, Plan No. 001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
As of December 31, 2020

(a)	(b)	(c)			(d)	(e)
	Identity of issue,	Description of investment including
	borrower, lessor,	maturity date, rate of interest				Current
	or similar party	collateral, par or maturity value			Cost	value
	Money Market
*	Fidelity	Government Money Market Fund	1,196,841.7300	units	**	$1,196,842

	Common collective fund
	Principal Global Investors Trust Company	Morley Stable Value Fund	311,984.4800	units	**	8,523,416

	Mutual funds
	Dodge & Cox	Income Fund	112,079.2840	shares	**	1,641,962
*	Fidelity	500 Index Fund	36,608.8470	shares	**	4,765,374
*	Fidelity	Mid-Cap Index Fund	82,467.7050	shares	**	2,227,453
*	Fidelity	Small Cap Index Fund	105,227.4060	shares	**	2,628,581
*	Fidelity	Global ex U.S. Index Fund	16,108.6640	shares	**	234,703
*	Fidelity	U.S. Bond Index Fund	266,522.2900	shares	**	3,318,203
*	Fidelity	Freedom Index Income Fund	3,840.2810	shares	**	48,388
*	Fidelity	Freedom Index Fund 2015	22,114.5850	shares	**	332,824
*	Fidelity	Freedom Index Fund 2020	126,805.3630	shares	**	2,075,804
*	Fidelity	Freedom Index Fund 2025	148,542.7220	shares	**	2,712,390
*	Fidelity	Freedom Index Fund 2030	135,555.9700	shares	**	2,585,052
*	Fidelity	Freedom Index Fund 2035	188,039.6770	shares	**	3,909,345
*	Fidelity	Freedom Index Fund 2040	192,021.9870	shares	**	4,001,738
*	Fidelity	Freedom Index Fund 2045	123,993.0780	shares	**	2,679,490
*	Fidelity	Freedom Index Fund 2050	113,281.0300	shares	**	2,453,667
*	Fidelity	Freedom Index Fund 2055	15,828.8600	shares	**	281,595
*	Fidelity	Freedom Index Fund 2060	15,190.5250	shares	**	228,769
*	Fidelity	Freedom Index Fund 2065	3,444.0610	shares	**	41,880
	Hartford	Mid-Cap R6 Fund	164,140.9430	shares	**	7,102,379
	Invesco	Developing Markets Fund	20,366.8790	shares	**	1,088,610
	JPMorgan	Small Cap Core Fund	2,828.4330	shares	**	164,643
	MFS	Mid-Cap Value R6 Fund	86,928.0500	shares	**	2,281,861
	T. Rowe Price	Blue Chip Growth I Fund	110,740.2920	shares	**	18,371,814
	T. Rowe Price	Overseas Stock Fund I	257,767.1030	shares	**	3,100,938
	Vanguard	Equity-Income Admiral Fund	78,671.7390	shares	**	6,241,029
	Vanguard	Wellington Admiral Fund	80,117.6530	shares	**	6,137,012

	Common stock
*	First Bancorp	Common Stock	436,676.7010	shares	**	14,774,030

*	Notes receivable from participants	All interest rates are currently at 4.25% - 6.50%			N/A	1,981,969
						$107,131,761

*	Denotes a party-in-interest to the Plan
**	Cost information omitted due to participant-directed funds

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

First Bancorp Employees’ 401(k) Savings Plan

                            By:     /s/ Timothy S. Maples
                                Timothy S. Maples
                                Executive Vice President
                                Plan Administrator

                            Date:    June 21, 2021

EXHIBIT INDEX

Exhibit Number	Document
Exhibit 23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM - BDO USA, LLP